MEIFX Meridian Prospectus/SAI · Meridian Fund, Inc. Prospectus November 1, 2007 · January 30, 2008 Supplement to the Prospectus and Statement of Additional Information Dated November 1, 2007 · Meridian Fund, Inc. Statement of Additional Information November 1, 2007 The Prospectus/SAI is in Portable Document Format (PDF) which can be read by Acrobat Reader. If you do not have Acrobat Reader, you can download it for free at Adobe’s Web Site. Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.